UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

September 7, 2016

Date of Report (Date of Earliest Event Reported)

HEWLETT PACKARD ENTERPRISE

COMPANY

(Exact name of registrant as specified in its charter)

DELAWARE	001-37483	47-3298624
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3000 HANOVER STREET, PALO ALTO, CA	94304
(Address of Principal Executive Offices)	(Zip Code)

(650) 687-5817

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On September 7, 2016, Hewlett Packard Enterprise Company (“Hewlett Packard Enterprise”) announced that it had entered into definitive agreements with Seattle SpinCo, Inc., a Delaware corporation and its direct wholly owned subsidiary (“Seattle”), and Micro Focus International plc, a company organized under the laws of England and Wales (“Micro Focus”), for a Reverse Morris Trust transaction pursuant to which, subject to the terms and conditions of certain definitive agreements, (1) Hewlett Packard Enterprise will transfer its software business (the “Seattle Business”) to Seattle, (2) after which, Hewlett Packard Enterprise will distribute to its stockholders all of the issued and outstanding shares of Class A common stock, par value $0.01 per share, of Seattle (the “Seattle Common Stock”) held by Hewlett Packard Enterprise, at Hewlett Packard Enterprise’s option, by way of a pro rata dividend or an exchange offer (the “Distribution”), and (3) immediately after the Distribution, Seattle MergerSub, Inc., an indirect wholly owned subsidiary of Micro Focus (“Merger Sub”), will merge with and into Seattle (the “Merger”) and each share of Seattle Common Stock will be converted into the right to receive a number of American Depositary Shares (the “Micro Focus ADSs”) each representing one ordinary share, par value £0.10 each, of Micro Focus (“Micro Focus Common Stock”). When the Merger is completed, Seattle (which at that time will hold the Seattle Business) will be a wholly owned subsidiary of Micro Focus and holders of Hewlett Packard Enterprise’s common stock prior to the Distribution will own Micro Focus ADSs representing 50.1% of the outstanding Micro Focus Common Stock on a fully diluted basis. The Distribution is intended to be tax-free to Hewlett Packard Enterprise and its stockholders for U.S. federal income tax purposes. Holders of Seattle Common Stock that are U.S. persons are expected to recognize gain (but not loss) for U.S federal income tax purposes upon their exchange of Seattle Common Stock for Micro Focus ADSs pursuant to the Merger.

The definitive agreements entered into include (1) an Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 7, 2016, among Hewlett Packard Enterprise, Micro Focus, Seattle, Seattle Holdings, Inc., a wholly owned subsidiary of Micro Focus and the parent company of Merger Sub (“Seattle Holdings”), and Merger Sub, (2) a Separation and Distribution Agreement (the “Separation Agreement”), dated as of September 7, 2016, between Hewlett Packard Enterprise and Seattle and (3) an Employee Matters Agreement (the “Employee Matters Agreement”), dated as of September 7, 2016, among Hewlett Packard Enterprise, Seattle and Micro Focus. In connection with the transactions, Hewlett Packard Enterprise, Seattle and, in some cases, Micro Focus will enter into additional agreements, including, among others:

•	a Tax Matters Agreement, which will govern, among other things, Hewlett Packard Enterprise’s, Micro Focus’s and Seattle’s respective rights, responsibilities and obligations with respect to taxes, tax attributes, the preparation and filing of tax returns, responsibility for and preservation of the expected tax-free status of the transactions contemplated by the Separation Agreement and certain other tax matters;

•	an Intellectual Property Matters Agreement allocating rights and interests in certain intellectual property rights and certain technology relating to the Seattle Business; and

•	real estate, commercial and transitional agreements.

The Separation Agreement

The Separation Agreement sets forth the terms and conditions regarding the separation of the Seattle Business from Hewlett Packard Enterprise. The Separation Agreement identifies and provides for the transfer of certain assets by Hewlett Packard Enterprise to Seattle and the assumption of certain liabilities by Seattle from Hewlett Packard Enterprise.

The Separation Agreement also governs the rights and obligations of Hewlett Packard Enterprise and Seattle regarding the distribution of Seattle Common Stock to Hewlett Packard Enterprise’s stockholders. At Hewlett Packard Enterprise’s election, the Distribution may be effected by means of a pro rata distribution of Seattle Common Stock to Hewlett Packard Enterprise’s stockholders or through an exchange offer of common stock, par value $0.01 per share, of Hewlett Packard Enterprise for Seattle Common Stock, which may be followed by a pro rata, clean-up distribution of unsubscribed shares.

Prior to, and as a condition of, the Distribution, Seattle will make a cash payment to Hewlett Packard Enterprise equal to $2.5 billion, subject to certain adjustments set forth in the Separation Agreement (the “Cash Payment”). On September 7, 2016, certain subsidiaries of Micro Focus and certain financial institutions executed commitment papers pursuant to which the financial institutions have agreed to provide financing to Seattle to finance the amount of the Cash Payment and to provide financing to Micro Focus and its subsidiaries to refinance Micro Focus’s existing debt, in each case on the terms and conditions set forth in the commitment letters.

The Separation Agreement also sets forth other agreements between Hewlett Packard Enterprise and Seattle related to the Distribution, including provisions concerning the termination and settlement of intercompany accounts, certain working capital adjustments and governmental approvals and third-party consents. The Separation Agreement governs certain aspects of the relationship between Hewlett Packard Enterprise and Seattle after the Distribution, including provisions with respect to release of claims, indemnification, insurance, access to financial and other information and access to and provision of records. The parties have mutual ongoing indemnification obligations following the Distribution with respect to liabilities related to the Seattle Business and Hewlett Packard Enterprise business, respectively.

Consummation of the Distribution is subject to various conditions, including the completion of the Cash Payment, and the satisfaction or waiver of all conditions under the Merger Agreement, including those described below. The Separation Agreement provides that Micro Focus is a third-party beneficiary of certain provisions of the Separation Agreement.

The foregoing description of the Separation Agreement, and the transactions contemplated thereby, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Separation Agreement, which is attached as Exhibit 2.2 and is incorporated herein by reference.

The Merger Agreement

As described above, the Merger Agreement provides that, immediately following the consummation of the Distribution, Merger Sub will merge with and into Seattle, and each share of Seattle Common Stock will be converted into the right to receive a number of Micro Focus ADSs (the “Exchange Ratio”) that will result in holders of Hewlett Packard Enterprise’s common stock prior to the Distribution owning Micro Focus ADSs representing in the aggregate 50.1% of the outstanding shares of Micro Focus Common Stock as determined on a fully diluted basis. After the Merger is completed, Seattle will be a wholly owned subsidiary of Micro Focus.

The Merger Agreement provides that from the closing of the Merger until the second general meeting of Micro Focus shareholders that occurs thereafter, the board of directors of Micro Focus (the “Micro Focus Board”) will include Messrs. Kevin Loosemore and Mike Phillips and one director designated by Hewlett Packard Enterprise who will be an executive of Micro Focus, and Hewlett Packard Enterprise will designate one-half of the members of the Micro Focus Board who qualify as “independent” under the UK Corporate Governance Code (as amended).

Hewlett Packard Enterprise (on behalf of itself and Seattle), Micro Focus, Seattle Holdings and Merger Sub each make certain representations, warranties and covenants in the Merger Agreement, including, among other things, covenants by Micro Focus to carry on its operations in the ordinary course of business consistent with past practice during the interim period between the execution of the Merger Agreement and the closing of the Merger and not to take certain actions prior to the closing of the Merger without the prior approval of Hewlett Packard Enterprise. In addition, Hewlett Packard Enterprise also agreed to cause the Seattle Business to be conducted in the ordinary course of business consistent with past practice during the interim period between the execution of the Merger Agreement and the closing of the Merger and not to take certain actions prior to the closing of the Merger without the approval of Micro Focus. Hewlett Packard Enterprise and Micro Focus have also agreed to certain employee non-solicitation covenants in the Merger Agreement, and Micro Focus has also agreed to customary covenants to not solicit competing transactions.

Consummation of the Merger is subject to various conditions, including, among others, approval of the transactions contemplated by the Merger Agreement and certain related matters by Micro Focus’s shareholders; the effectiveness of Micro Focus’s registration statement registering the Micro Focus ADSs to be issued pursuant to the Merger Agreement; the admission of the Micro Focus Common Stock underlying Micro Focus ADSs issuable pursuant to the Merger and the readmission of the Micro Focus Common Stock outstanding immediately prior to the closing of the Merger to the Official List and to trading on London Stock Exchange plc’s market for listed securities; the approval of the listing of the Micro Focus ADSs on the New York Stock Exchange, subject to official notice of issuance; the approval by the Financial Conduct Authority in the United Kingdom of a prospectus in connection with the transactions contemplated by the Merger Agreement; the completion of the Distribution in accordance with the Separation Agreement; the receipt of certain tax opinions; the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; and the receipt of certain foreign antitrust approvals.

The Merger Agreement contains specified termination rights for Hewlett Packard Enterprise and Micro Focus, including in the event that the Merger is not consummated by March 7, 2018. Either party may also terminate the Merger Agreement if the required approval of Micro Focus’s shareholders has not been obtained at a duly convened meeting of Micro Focus’s shareholders. A termination fee of $59,825,000 (the maximum permitted by UK law) may become payable by Micro Focus under certain circumstances , including in the event the Merger Agreement is terminated as a result of the failure to obtain the required approval of Micro Focus’s shareholders or in connection with the Micro Focus Board changing its recommendation in favor of the transaction in accordance with the terms and conditions set forth in the Merger Agreement.

The foregoing description of the Merger Agreement, and the transactions contemplated thereby, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement, which is attached as Exhibit 2.1 and is incorporated herein by reference.

The Employee Matters Agreement

The Employee Matters Agreement governs the allocation of liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs and other related matters in connection with the separation of the Seattle Business from Hewlett Packard Enterprise.

The Employee Matters Agreement provides that Seattle and its subsidiaries generally will be responsible for liabilities associated with active employees who report directly or indirectly to the Executive Vice President and General Manager, Software for Hewlett Packard Enterprise or who serve in a global functions role that is primarily dedicated to supporting the Seattle Business (collectively, the “Seattle Employees”) and Hewlett Packard Enterprise and its subsidiaries (other than Seattle and its subsidiaries) generally will retain liabilities associated with all active employees who are not Seattle Employees and all former employees.

Pursuant to the Employee Matters Agreement, Hewlett Packard Enterprise equity awards granted to Seattle Employees after May 24, 2016 and prior to September 1, 2016 that do not otherwise vest prior to the closing of the Merger will be assumed by Micro Focus and converted into awards relating to Micro Focus Common Stock and Hewlett Packard Enterprise will be solely responsible for the settlement of, and all other liabilities relating to, all other Hewlett Packard equity awards held by the Seattle Employees (including all such awards that were outstanding as of May 24, 2016, the vesting of which will be accelerated on the date of the Distribution, any such awards that otherwise vest prior to the closing of the Merger and any such awards granted on or after September 1, 2016).

The foregoing description of the Employee Matters Agreement, and the transactions contemplated thereby, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Employee Matters Agreement, which is attached as Exhibit 2.3 and is incorporated herein by reference.

*    *    *

The Separation Agreement, the Merger Agreement and the Employee Matters Agreement have been included in this Current Report on Form 8-K to provide investors with information regarding their respective terms. Their inclusion is not intended to provide any other factual information about Hewlett Packard Enterprise, Seattle, Micro Focus or their respective businesses. The representations, warranties and covenants contained in the Separation Agreement, the Merger Agreement and the Employee Matters Agreement were made only for purposes of the Separation Agreement, the Merger Agreement and the Employee Matters Agreement, respectively, as of the specific dates therein, were solely for the benefit of the parties thereto and expressly named third-party beneficiaries therein (as applicable), may be subject to limitations agreed upon by the parties thereto, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Stockholders are not third-party beneficiaries under the Separation Agreement, the Merger Agreement or the Employee Matters Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Separation Agreement, the Merger Agreement and the Employee Matters Agreement, as applicable, which subsequent information may or may not be fully reflected in Hewlett Packard Enterprise’s public disclosures.

*    *    *

On September 7, 2016, Hewlett Packard Enterprise issued a press release in connection with the Merger and the other transactions described above. The press release is attached as Exhibit 99.1 and is incorporated herein by reference.

Item 2.02. Results of Operations and Financial Condition.

The information contained in this Item 2.02, Item 7.01 and in the accompanying Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4 shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Exchange Act or the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

On September 7, 2016, Hewlett Packard Enterprise issued a press release relating to segment results for its fiscal quarter ended July 31, 2016. The press release is attached as Exhibit 99.2 and is incorporated herein by reference.

Item 7.01. Regulation FD.

On September 7, 2016, Hewlett Packard Enterprise also issued an investor presentation in connection with the Merger and the other transactions described above. The investor presentation is attached as Exhibit 99.3 and is incorporated herein by reference.

Also on September 7, 2016, Micro Focus issued a press release in connection with the Merger and the other transactions described above, which press release contains certain financial and other information regarding the Seattle Business in accordance with applicable U.K. law and regulations. The press release is attached as Exhibit 99.4 and is incorporated herein by reference.

Forward-Looking Statements

Information set forth in this communication (including any information incorporated by reference in this communication), oral statements made by representatives of Hewlett Packard Enterprise or Micro Focus regarding the Transaction, and other information published by Hewlett Packard Enterprise and Micro Focus, including statements as to Hewlett Packard Enterprise’s and Micro Focus’s outlook and financial estimates and statements as to the expected timing, completion and effects of the proposed merger between a wholly owned subsidiary of Micro Focus and Seattle, which will immediately follow the proposed spin-off of Seattle from Hewlett Packard Enterprise (collectively, the “Transaction”), constitute or may be deemed to constitute forward-looking statements (including within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995). These estimates and statements are prospective in nature and are subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.

These statements are based on various assumptions and the current expectations of the management of Hewlett Packard Enterprise and Micro Focus, and may not be accurate because of risks and uncertainties surrounding these assumptions and expectations. Such forward-looking statements should therefore be construed in light of such factors. Neither Hewlett Packard Enterprise nor Micro Focus, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this communication will actually occur or that if any of the events occur, that the effect on the operations or financial condition of Hewlett Packard Enterprise or Micro Focus will be as expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and, other than in accordance with their legal or regulatory obligations (including under the UK Listing Rules, EU Market Abuse Regulation, the UK Disclosure and Transparency Rules and federal securities laws, as relevant), Hewlett Packard Enterprise and Micro Focus undertake no obligation, and Hewlett Packard Enterprise and Micro Focus expressly disclaim any intention or obligation, to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward-looking statements.

Some forward-looking statements discuss Hewlett Packard Enterprise’s or Micro Focus’s plans, strategies and intentions. They use words such as “expects,” “may,” “will,” “believes,” “should,” “would,” “could,” “approximately,” “anticipates,” “estimates,” “targets,” “intends,” “likely,” “projects,” “positioned,” “strategy,” “future” and “plans.” In addition, these words may use the positive or negative or other variations of those terms. Forward-looking statements in this communication include, but are not limited to, statements regarding the expected effects on Hewlett Packard Enterprise, Seattle and Micro Focus of the proposed Transaction, the anticipated timing and benefits of the Transaction, including future financial and operating results, the tax consequences of the Transaction to Hewlett Packard Enterprise or its stockholders for U.S. federal income tax purposes, and the combined company’s plans, objectives, expectations and intentions. Forward-looking statements also include all other statements in this communication that are not historical facts.

Important factors that could cause actual results to differ materially from those in the forward-looking statement include, but are not limited to: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; Hewlett Packard Enterprise’s and Micro Focus’s ability to complete the Transaction on the anticipated terms and schedule, including the ability to obtain shareholder and regulatory approvals and the anticipated tax treatment of the Transaction and related transactions; risks relating to any unforeseen changes to or effects on liabilities, future capital expenditures, revenues, expenses, earnings, synergies, indebtedness, financial condition, losses and future prospects; Micro Focus’s ability to integrate Seattle successfully after the closing of the Transaction and to achieve anticipated synergies; the risk that disruptions from the Transaction will harm Hewlett Packard Enterprise’s or Micro Focus’s businesses; and the effect of economic, competitive, legal, governmental and technological factors and other factors described under “Risk Factors” in Hewlett Packard Enterprise’s Annual Report on Form 10-K for the fiscal year ended October 31, 2015 and subsequent Quarterly Reports on Form 10-Q. For a discussion of important factors which could cause actual results to differ from forward looking statements relating to Micro Focus and the Micro Focus Group, please refer to Micro Focus’ Annual Report and Accounts 2016. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

Additional Information and Where to Find It

This communication is not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction. This communication is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities of Micro Focus or Seattle in any jurisdiction in contravention of applicable law. Micro Focus will publish a circular and prospectus in connection with the Transaction and any decision in respect of, or other response to, the Transaction should be made on the basis of the information contained in such documents. This communication does not constitute a prospectus or prospectus equivalent document.

No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed Transaction, Micro Focus will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 or F-4, which will include a prospectus. In addition, Seattle expects to file a registration statement in connection with its separation from Hewlett Packard Enterprise.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE CIRCULAR, REGISTRATION STATEMENTS/PROSPECTUSES AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MICRO FOCUS, SEATTLE AND THE TRANSACTION. Investors and security holders will be able to obtain the registration statements (when available) and other documents filed with the SEC free of charge from the SEC’s website, www.sec.gov. These documents (when available) can also be obtained free of charge from Hewlett Packard Enterprise by directing a written request to Hewlett Packard Enterprise at Hewlett Packard Enterprise Company, 3000 Hanover Street, Palo Alto, California 94304, Attention: Investor Relations, or by calling (650) 857-2246.

Overseas Jurisdictions

The release, publication or distribution of this communication in jurisdictions other than the United States or the United Kingdom, and the ability of shareholders located outside of these jurisdictions to participate in the Transaction, may be restricted by law and therefore any persons who are subject to the laws of any other jurisdiction should inform themselves about, and observe any applicable legal or regulatory requirements.

Item 9.01. Financial Statements and Exhibits.

(d)

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated September 7, 2016, among Hewlett Packard Enterprise, Micro Focus, Seattle, Seattle Holdings and Merger Sub.†

2.2	Separation and Distribution Agreement, dated September 7, 2016, between Hewlett Packard Enterprise and Seattle.†

2.3	Employee Matters Agreement, dated September 7, 2016, among Hewlett Packard Enterprise, Seattle and Micro Focus.†

99.1	Transaction Press Release, dated September 7, 2016.

99.2	Earnings Press Release, dated September 7, 2016 (furnished herewith).

99.3	Investor Presentation, dated September 7, 2016 (furnished herewith).

99.4	Transaction Press Release of Micro Focus, dated September 7, 2016 (furnished herewith).

†	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Hewlett Packard Enterprise hereby undertakes to furnish supplementally copies of any of the omitted schedules or exhibits upon request by the SEC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HEWLETT PACKARD ENTERPRISE COMPANY

DATE: September 7, 2016	By:	/s/ RISHI VARMA
	Name:	Rishi Varma
	Title:	Senior Vice President, Deputy General Counsel and Assistant Secretary

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated September 7, 2016, among Hewlett Packard Enterprise, Micro Focus, Seattle, Seattle Holdings and Merger Sub.†

2.2	Separation and Distribution Agreement, dated September 7, 2016, between Hewlett Packard Enterprise and Seattle.†

2.3	Employee Matters Agreement, dated September 7, 2016, among Hewlett Packard Enterprise, Seattle and Micro Focus.†

99.1	Transaction Press Release of Hewlett Packard Enterprise, dated September 7, 2016.

99.2	Earnings Press Release of Hewlett Packard Enterprise, dated September 7, 2016 (furnished herewith).

99.3	Investor Presentation of Hewlett Packard Enterprise, dated September 7, 2016 (furnished herewith).

99.4	Transaction Press Release of Micro Focus, dated September 7, 2016 (furnished herewith).

†	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Hewlett Packard Enterprise hereby undertakes to furnish supplementally copies of any of the omitted schedules or exhibits upon request by the SEC